

October 22, 2010

Patrick B. Kelleher
Chief Financial Officer
Genworth Financial, Inc.
6620 West Broad Street
Richmond, Virginia 23230

> **Re: Genworth Financial, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **File Number: 001-32195**

Dear Mr. Kelleher:

We have reviewed your September 8, 2010 response to our August 9, 2010 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis
Business trends and conditions
Trends and conditions affecting our segments
U.S. Mortgage Insurance, page 91

1. It appears that your policy rescissions, reinstatements, and workouts, loan modifications and pre-sales are significant offsetting factors to your U.S. Mortgage Insurance policy and contract claims liability. Please describe the consideration you gave to including a quantified rollforward of these offsetting amounts. In making this request, we recognize that you have provided proposed disclosure which quantified the change in the prior year liability separately related to rescissions and workouts, loan modifications and pre-sales.

Patrick B. Kelleher
Genworth Financial, Inc.
October 22, 2010
Page 2

2. Please revise your disclosure to disclose whether there are additional rights beyond the 60-day appeals process that the insured parties have, which would require you to reinstate their policy, and if so, disclose those rights. Also, disclose how you have considered those rights in recognizing your policy and contract claims liability.

3. Refer to your response to prior comment one, and revise your disclosure to state, if true, it is your legal right to unilaterally rescind coverage *ab initio* on the underlying loan certificate, which means the coverage on the underlying loan certificate was rescinded as if such coverage never existed.

4. We do not believe the reasons cited in response to prior comment two provide a sufficient basis for netting on the income statement premium refunds against claim expense; however, we will not pursue this matter further at this time in reliance on management's assertion that such amounts are not material.

5. In order to help us understand the situations which result in premium refunds other than the accrual related to rescissions, tell us the rights that the policyholder or beneficiary has to a premium refund. For example, would there be a right to a premium refund on a loan that does not meet underwriting criteria, but nevertheless, is not in default or never defaults?

Please contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Joel Parker, Branch Chief, at (202) 551-3651 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant